UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                   000-28323
                            (Commission File Number)

                                   98-0368586
                     (Federal Employer Identification No.)

                                   88822L104
                                  CUSIP Number

             (Check One) [_] Form 10-K [_] Form 20-F [_] Form 11-K
                         [ X] Form 10-Q [_] Form N-SAR

For Period Ended: June 30, 2011
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

TIRE INTERNATIONAL ENVIRONMENTAL SOLUTIONS INC.
Full Name of Registrant:


Former Name if Applicable

1620 CYPRESS GARDENS ROAD
Address of Principal Executive Office (Street and Number)

MONCKS CORNER, SOUTH CAROLINA 29461
City, State, Zip Code































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PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
XX   (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense.

THE COMPANY HAS COMPLETED ITS FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2011 BUT NEEDS ADDITIONAL TIME TO ALLOW ITS INDEPENDENT ACCOUNTING FIRM TO COMPLETE THEIR REVIEW.

THE COMPANY IS SEEKING A 5 DAY EXTENSION OF TIME TO FILE THE FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2011 TO AUGUST 20, 2011. THE COMPANY WAS A SHELL COMPANY DURING THE PERIOD ENDED MARCH 31, 2011 BUT DURING THE QUARTER ENDED JUNE 30, 2011 THE COMPANY HAS ENTERED INTO A SERIES OF MATERIAL AGREEMENTS WHICH HAVE BEEN REPORTED ON FORM 8-K AND HAS BEGUN OPERATIONS. OUR AUDITORS ARE COMPLETEING THEIR REVIEW OF THESE AGREEMENTS AND THE OPERATIONS. THE COMMENCEMENT OF OPERATIONS HAVE CONVERTED THE COMPANY FROM SHELL STATUS TO OPERATING STATUS. THE EXTENSION OF TIME WILL ALLOW OUR AUDITORS THE REQUIRED TIME TO COMPLETE THEIR REVIEW OF THE ACCOUNTING TREATMENTS OF THE NEW OPERATIONS AND ALLOW THE COMPANY THE TIME TO FULLY DISCLOSE THE NATURE AND IMPACT OF THE NEW OPERATIONS AND RELATED TRANSACTIONS ON ITS FORM 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         MARTIN SERGI                 (843)                          761-7955
       ----------------             ---------                     --------------
            (Name)                 (Area Code)                   (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No




















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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                TIRE INTERNATIONAL ENVIRONMENTAL SOLUTIONS INC.
              ---------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:08/15/11      TIRE INTERNATIONAL                  By:/s/ MARTIN SERGI
                   ENVIRONMENTAL                          ----------------
                   SOLUTIONS INC.                  Title CHIEF FINANCIAL OFFICER